UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM N-6F

NOTICE OF INTENT TO BE SUBJECT TO SECTION 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Principal Mortgage Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

3840 Via De LA Valle, Suite 100&200
San Diego, CA 92014

Telephone Number (including area code): 888.531.4931

Name and address of agent for service of process:

Joe Villa
Chief Executive Officer
Principal Mortgage Fund, Inc.
3840 Via De LA Valle, Suite 100&200
San Diego, CA 92014

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of San Diego and the State of California on the 24th day of August, 2007.

[SEAL]		Principal Mortgage Fund, Inc.

/s/ Joe Villa
		By:	Joe Villa
		Title:	Chief Executive Officer

Attest:	/s/ Harold Gregg
By:	Harold Gregg
Title:	Vice President & General Counsel